UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trulite, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

None

(CUSIP Number)

Trulite, Inc.
Three Riverway, Suite 1700
Houston, TX 77056
(817) 846-9898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Contango Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 5,732,300

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,732,300

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,732,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 65.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) and Series A 8% Cumulative Convertible Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”) of Trulite, Inc., whose principal executive offices are located at Three Riverway, Suite 1700, Houston, Texas 77056 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Contango Capital Partners, L.P. (the “Reporting Person”). The general partners of the Reporting Person are:

(i)
William John Berger, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is managing partner of the Reporting Person, located at Three Riverway, Suite 1700, Houston, Texas 77056;

(ii)
Kenneth R. Peak, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer of Contango Oil and Gas Company, located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098;

(iii)
Todd Sullivan, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Partner of Sullivan Interests LP, located at P.O. Box 131486, Houston, Texas 77219;

(iv)
Gerald Sullivan, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is founder and Chairman of Sullivan Enterprises Inc., located at 2 Colony Park Drive, Galveston, Texas 77551;

(v)
Eric Melvin, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President and Chief Executive Officer of Mobius Risk Group, located at Three Riverway, Suite 1700, Houston, Texas 77056; and

(vi)
John D. White, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Partner of Jones Walker, located at JP Morgan Chase Tower Suite 6601, 600 Travis, Houston, Texas 77022. (all the general partners together, the “Partners”).

(b) The business address of the Reporting Person is Three Riverway, Suite 1700, Houston, Texas 77056.

(c) The Reporting Person was formed for to invest in early-stage energy-related businesses.

(d) The Reporting Person and the Partners have not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person and the Partners have not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 133,840 shares of Common Stock directly from the Issuer as consideration for management services performed for the Issuer. Of the 1,434,725 shares of Series A Preferred Stock the Reporting Person acquired directly from the Issuer, 300,000 shares were originally acquired by Trulite Energy Partners, L.P. (“Trulite Energy”) for $300,000. Trulite Energy merged with and into the Reporting Person, which resulted in the shares being cancelled and reissued to the Reporting Person. Further, 200,000 shares of the Series A Preferred Stock were purchased by the Reporting Person for an aggregate purchase price of $200,000 and the remaining 934,725 shares were purchased by the Reporting Person for an aggregate purchase price of $750,000. Since then, the Issuer effected a five-for-one forward stock split of the Common Stock, resulting in the Reporting Person owning 669,200 shares of Common Stock. All of the Reporting Person’s Series A Preferred Stock may be converted into Common Stock on a five-for-one basis, except for the 934,725 shares acquired for $750,000, which are convertible on a one-for-one basis. Pursuant to the Preferred Stock Purchase Agreement between the Issuer and the Reporting Person, the Issuer issued to the Reporting Person approximately an additional 1,628,376 shares of Series A Preferred Stock to maintain the Reporting Person’s percentage ownership of the Issuer.

Item 4. Purpose of Transaction.

None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 5,732,300 shares of Common Stock, representing 65.9% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB/A filed February 23, 2006.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 5,732,300 shares of Common Stock owned by the Reporting Person.

(c) The 5,732,300 shares of Common Stock reported herein were acquired by the Reporting Person effective February 21, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,732,300 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2006

CONTANGO CAPITAL PARTNERS, L.P.

By:	/s/ William John Berger
William John Berger, Managing Partner